Exhibit 99.7

NOTICE PURSUANT TO SECTION 4.9 OF

NATIONAL INSTRUMENT 51-102 — CONTINUOUS DISCLOSURE OBLIGATIONS

DELIVERED VIA SEDAR

January 5, 2011

TO:                                                              Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Office of the Administrator of Securities, New Brunswick

Securities Division Department of Government Services and Lands,

Government of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

(collectively, the “Jurisdictions”)

Dear Sirs:

Re: ARC Resources Ltd. (“New ARC”) — Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102 Continuous Disclosure Obligations, New ARC hereby confirms the following:

Names of the parties to the transaction.

ARC Energy Trust (the “Trust”), ARC Resources Ltd. (“ARC Resources”), 1485275 Alberta Ltd. (“ARC ExchangeCo”), 1504793 Alberta Ltd., ARC Petroleum Inc. (“ARC Petroleum”), Smiley Gas Conservation Limited (“Smiley Gas Conservation”), ARC Energy Ltd. (“ARC Energy”) and ARC Resources General Partnership, holders of trust units (“Units”) of the Trust (“Unitholders”) and holders of Series A Exchangeable Shares and Series B Exchangeable Shares (collectively, the “Exchangeable Shares”) of ARC Resources (collectively, the “Exchangeable Shareholders”) completed a plan of arrangement (the “Arrangement”) pursuant to Section 193 of the Business Corporations Act (Alberta).

Description of the transaction.

The Arrangement resulted in the reorganization of the Trust (an income trust) into a new publicly traded exploration and development corporation named “ARC Resources Ltd.” (“New ARC”) formed upon the amalgamation of ARC Resources, ARC ExchangeCo, ARC Petroleum, Smiley Gas Conservation and ARC Energy, and the Unitholders of the Trust and the Exchangeable Shareholders of ARC Resources becoming the shareholders of New ARC. New ARC, together with its subsidiaries, now carries on the business formerly carried on by the Trust and its subsidiaries.  The board of directors and senior management of New ARC are comprised of the former members of the board of directors and senior management of ARC Resources, the administrator of the Trust.

In accordance with the terms of the Arrangement, Unitholders received, through a series of steps, one common share of New ARC for each Unit held and Exchangeable Shareholders received, through a series of steps, 2.89162 common shares of New ARC for each Exchangeable Share held, such number being the exchangeable share ratio of the Exchangeable Shares as at December 31, 2010. In addition, pursuant to the Arrangement, the Trust was dissolved, New ARC has acquired all of the assets of the Trust and New ARC has assumed all of the liabilities of the Trust.

For additional information relating to the Arrangement please refer to the Information Circular and Proxy Statement of the Trust and ARC Resources dated November 12, 2010 (the “Information Circular”), which has been filed on the SEDAR profiles for the Trust and ARC Resources.

Effective date.

Pursuant to the Arrangement a number of events occurred commencing at 11:56 p.m. Mountain Standard Time on December 31, 2010 and ending at 12:04 a.m. Mountain Standard Time on January 1, 2011.

Reporting issuers.

Notice will be provided to the securities commissions in each of the Jurisdictions that the Trust was dissolved in connection with the Arrangement and that ARC Resources was amalgamated in connection with the Arrangement and have therefore ceased to be reporting issuers in each of the Jurisdictions.

New ARC has assumed the reporting issuer status of the Trust and ARC Resources and is now a reporting issuer in each of the Jurisdictions.

Date of first financial year-end.

The first financial year-end of New ARC is December 31, 2010.

Interim financial reports and annual financial statements required to be filed.

As a result of the Arrangement, New ARC is required to file: (i) annual financial statements for the financial year ended December 31, 2010 and the comparative period ended December 31, 2009; (ii) an interim financial report for the three month period ended March 31, 2011 and the comparative period ended March 31, 2010; (iii) an interim financial report for the three and six month periods ended June 30, 2011 and the comparative periods ended June 30, 2010; and (iv) an interim financial report for the three and nine month periods ended September 30, 2011 and the comparative periods ended September 30, 2010.

Documents filed.

For additional information relating to the Arrangement, please refer to the Information Circular of the Trust and ARC Resources and the news release of New ARC issued on January 4, 2011, which documents are filed on the SEDAR profile for the Trust, ARC Resources and/or New ARC, as applicable.